Exhibit 99.4

CHINA JO-JO DRUGSTORES, INC.			CONTROL ID:
REQUEST ID:
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS for the extraordinary general Meeting of Shareholders
	DATE:	March 18, 2022
	TIME:	8:00 A.M. EASTERN TIME
	LOCATION:	Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008
HOW TO REQUEST PAPER COPIES OF OUR MATERIALS

PHONE: Call toll free 1-866-752-8683	FAX: Send this card to 202-521-3464	INTERNET: https://www.iproxydirect.com/CJJD and follow the on-screen instructions.	EMAIL: proxy@iproxydirect.com Include your Control ID in your email.

This communication represents a notice to access a more complete set of proxy materials available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement is available at: https://www.iproxydirect.com/CJJD

IF YOU WANT TO RECEIVE A PAPER COPY OF THE PROXY MATERIALS YOU MUST REQUEST ONE. THERE IS NO CHARGE TO YOU FOR REQUESTING A COPY. TO FACILITATE TIMELY DELIVERY PLEASE MAKE THE REQUEST, AS INSTRUCTED ABOVE, BEFORE MARCH 11, 2022.

YOU MAY ENTER YOUR VOTING INSTRUCTIONS AT HTTPS://WWW.IPROXYDIRECT.COM/CJJD UNTIL 11:59 PM EASTERN March 17, 2022.

The purpose of this meeting IS as follows:
1. 2. 3.

AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT A REVERSE STOCK SPLIT AT AN EXCHANGE RATIO OF 1:12 AND A CORRESPONDING SHARE CONSOLIDATION;

APPROVAL TO INCREASE AUTHORIZED SHARE CAPITAL POST REVERSE STOCK SPLIT; AND

APPROVAL TO AMEND AND RESTATE MEMORANDUM AND ARTICLES OF ASSOCIATION

Pursuant to Securities and Exchange Commission rules, you are receiving this Notice that the proxy materials for the Extraordinary general Meeting are available on the Internet. Follow the instructions above to view the materials and vote or request printed copies.

The board of directors has fixed the close of business on February 14, 2022 as the record date for the determination of shareholders entitled to receive notice of the Extraordinary General Meeting and to vote our ordinary shares, par value $.001 per share, they held on that date at the meeting or any postponement or adjournment of the meeting.

The Board of Directors recommends that you vote ‘for’ the proposals above.

Please note - This is not a Proxy Card - you cannot vote by returning this card

CHINA JO-JO DRUGSTORES, INC. SHAREHOLDER SERVICES 1 Glenwood Avenue Suite 1001 Raleigh NC 27603	FIRST-CLASS MAIL US POSTAGE PAID RALEIGH NC PERMIT # 870

Time Sensitive shareholder information enclosed

IMPORTANT SHAREHOLDER INFORMATION

your vote is important